September 14, 2005

By Facsimile and U.S. Mail

J. Kevin Mills, Esq.
Thomas D. Twedt, Esq.
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036

	Re:	Insight Communications Company, Inc.
		Schedule 13E-3 filed by Insight Communications Company,
Inc.,
Insight Acquisition Corp., Sidney R. Knafel, Michael S. Willner,
Thomas L. Kempner, James S. Marcus, Andrew G. Knafel, et al.
		Preliminary Proxy Statement on Schedule 14A

Dear Messrs. Mills and Twedt:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3:

Schedule 13D filed March 7, 2005 by Sidney R. Knafel, Michael S.
Willner, et al.
1. It appears from the background of this document that this group was formed as early as spring 2004. Tell us why these individuals did not file a Schedule 13D at that time and provide us your analysis regarding their compliance with Regulation 13D-G. In addition, note that when parties form a group, each member of the group beneficially owns all shares held by the group. Revise the Schedule 13D accordingly. See Rule 13d-5(b)(1).

Preliminary Proxy Statement

   Introduction
2. You provide an introduction, a Q&A, and then a summary, which together total more than 15 pages and repeat much of the same information. Revise these three sections of the document to eliminate repetition among them and to provide one summary in plain
English which highlights the most material information in this transaction. In doing so, be certain to include a summary of the fairness determination made by each person filing the Schedule 13E-3, the filing persons` conflicts of interest, termination fees, "sponsor" fees, etc.
3.
Revise the summary and the tax section to eliminate the term "certain" and clarify that you have summarized all material federal tax consequences of the transaction with respect to the company, its affiliates, and unaffiliated security holders. See Item 1013(d) of
Regulation M-A. Include disclosure of any tax consequences to the company or the affiliates that are more favorable than the tax consequences to the unaffiliated security holders.
Who are the continuing investors?, page v
4. We note that other Insight security holders not identified here will have an opportunity to exchange all of their Insight securities for securities of the acquiring entity, which will result in their ownership of securities in the surviving entity. Identify these security holders in your response, with a view toward disclosure, and tell us why these persons are not affiliates engaged in this Rule 13e-3 transaction and should not be filing persons on the Schedule 13E-3.
5. In addition, we note from page 6 and elsewhere in the document that Carlyle, referred to in the background section as one of the "buyers" of the company, will provide $606 million in cash toward the
$672 million needed to finance this transaction and will hold
Series
B Voting Preferred Stock in the surviving entity, which will vote with the Series A Voting Preferred Stock together as one class and the Series B Preferred Stockholders will be entitled to elect 4 of the 9 directors of the surviving entity. We note from the Schedule
13D that Carlyle will obtain these funds from its affiliate, TC Group, LLC. Please provide us your analysis regarding why Carlyle and TC Group, LLC should not be filing persons on the Schedule 13E-3.
Refer to section II. D. 3. of our Current Issues Outline, publicly available on our website, www.sec.gov, for further guidance on the determination of when purchasers become affiliates engaged in the Rule 13e-3 transaction.

Cautionary Statement Regarding Forward-Looking Statements, page xi
6. Revise the concluding paragraph of this section to clarify your obligation pursuant to Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the
Schedule to reflect a material change in the information previously disclosed.

Summary
7. We note from page 4 that the fairness opinions of the financial advisors do not address the fairness of the transaction to dissenting security holders. Why have dissenting security holders been excluded? How can the advisors provide an opinion that excludes a group of security holders that has yet to be identified? What if all of the unaffiliated security holders dissent?

Special Factors, page 11
8. Revise the order of the document so that the special factors section includes the disclosure required by Items 7, 8 and 9 of
Schedule 13E-3 immediately after the summary term sheet. See Rule 13e-3(e)(1)(ii). Currently, this information follows an in-depth discussion of the structure of the merger. While this information is important, particularly as it describes the effects of the merger, the current order of the document does not adequately highlight the
Item 7, 8 and 9 information.

Primary Benefits and Detriments of the Merger, page 22
9. There appears to an error in the sixth bullet point on page 23.
Please clarify.
10. We note from the penultimate bullet point on page 23 that there
are other benefits to affiliates not described here. Revise this section to provide a reasonably detailed list of all benefits and detriments of the transaction for the company, affiliates and unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A.
Effects of the Merger on Insight`s Net Book Value and Net Loss,
page
24
11. Please tell us when you intend to complete this table.

Background of the Merger, page 24
12. Revise to clarify what about the trading prices of Insight`s Class A common stock led Messrs. Knafel and Willner to begin considering a management-led buyout of the company. For example, did they consider the stock to be undervalued? Were prices at an historical low?
13. Refer to pages 24-5. Clarify why the discussions with the first investment firm ended. Disclose how many investment firms were contacted in the fall of 2004 and why those discussions ended, as well.
14. With a view toward disclosure, tell us how Dow Lohnes and Morgan
Stanley were chosen to advise the insiders.
15. On page 25 you state "Ultimately, this investment firm determined not to proceed with a transaction at as high a valuation range as Carlyle and consequently the parties were not able to reach an agreement in principle to proceed." Please clarify this statement.
For example, are you referring to value to the unaffiliated security holders, or value of the entire transaction?

16. Provide us copies of the complaints, answers, and any material filings made with respect to the lawsuits discussed on page 27 and elsewhere in the document.
17. Revise to clarify why the special committee decided to retain two financial advisors. Provide us copies of their engagement letters on a supplemental basis. Disclose what directions were given to the firms regarding their respective duties, the degree to which they would work together and how. In addition, given the disclosure of past relationships between Citigroup and parties to this transaction, it appears that you should revise the disclosure on page 27 that there was an "absence of investment banking advisory relationships creating conflict concerns." It is also unclear if the description
"independent" is appropriate. Please revise or advise. Revise to clarify whether the special committee was aware of the conflicts disclosed in Citigroup`s opinion at the time they engaged the advisor.
18. Revise page 28 to clarify what aspects of the fee structure were considered by the special committee and the basis for the special committee determination that "the fee structure would ensure that its financial advisors would not be motivated in favor of a proposed transaction which was not in the best interests of the public stockholders."
19. Did the special committee rely on information obtained from its financial advisors in its presentation at the meeting on May 11? Please clarify.
20. We note the reference to presentations made by the affiliates` financial advisors. Revise the document to summarize all reports provided to the affiliates by their advisors, whether written or oral, preliminary or final, as required by Item 1015(a) of Regulation
M-A. Provide all disclosure regarding the advisors required by Item
1015(b) of Regulation M-A, to the extent you have not done so. File all written reports as exhibits to the Schedule 13E-3. See Item 1016(c) of Regulation M-A.
21. In this regard, we note that it does not appear that you have summarized each report presented by the special committee`s financial advisors in the document. For example, we note that there are three reports filed as exhibits to the Schedule 13E-3, but you have summarized only one in the document. Please revise the document to summarize each report, whether preliminary or final, oral or written.

Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger, page 38
22. We note that the special committee made its fairness determination with respect to "holders of shares of Insight Class A common stock of Insight (other than the Continuing Investors)." Please confirm, if true, that the fairness determinations of the special committee, the board, and each filing person have been made with respect to the unaffiliated security holders, as that term is defined in Rule 13e-3, as required by Item 1014(a) of Regulation M-A.
23. Revise page 38 to explain how the statement that "the per subscriber value implied by an $11.75 per share offer price is approximately $3,400" supports the fairness determination.
24. Revise page 41 to provide additional information regarding why the special committee and its advisors do not believe net book value is an appropriate valuation methodology for this company.
25. If the special committee was aware of the company`s net book value or liquidation value, revise this section to disclose those values.
26. The board has not addressed each substantive and procedural factor in Item 1014 in discussing its fairness determination. Revise the discussion to address each factor, if the board did not consider one or more of the factors material or relevant to its determination, state that and explain why the factor(s) were not deemed important or relevant. See Q&A No. 20 of Exchange Act Release No. 17719 (April 17, 1981).

Opinions of the Financial Advisors, page 43
27. We note the disclosure at the top of page 44, which states that the opinions "should not be used or relied upon for any other purpose." We note similar disclosure in the Evercore opinion, included as Annex D. Evercore`s opinion also states that it "shall not confer rights or remedies upon . . . any stockholder, creditor or any other person other than the Special Committee." As these disclaimers are inconsistent with the disclosure relating to the opinion, the limitations should be deleted.
28. We note from their respective opinions that the financial advisors have assumed certain information with respect to the projections prepared by management. They have also assumed that the terms of the merger and related agreements would not materially differ from those they reviewed. Clarify, if true, that management confirmed the facts assumed by the Evercore with respect to the projections. Also confirm, if true, that the final merger agreement and related agreements did not differ materially from those reviewed by the financial advisors.
29. Certain of the pages of the exhibits to the Schedule 13E-3 are in a font so small that they cannot be read, even on a computer screen.
See, for example, the page entitle "Estimated Basis for Key Holders," and several pages that follow, which are included in exhibit
(c)(3)
to the Schedule 13E-3. Review and revise the exhibits to be certain that all information can be understood.
30. In addition, the materials filed in EDGAR indicate that there are charts and graphics that have been omitted from the filing. See, for example, the May 4, 2005 presentation. Revise the exhibits to provide complete copies of the reports that are required to be filed by Item 1015 of Regulation M-A.
31. We note that the offer price is below the range indicated by certain analyses performed by the financial advisors, such as the minority squeeze out analysis. Clarify how the financial advisors reached their fairness opinions despite this information.
32. Revise to disclose the criteria for selection of all comparable companies and comparable transactions. Disclose whether any companies or transactions fitting these criteria were excluded from the analysis and why.

Position of Acquisition and the Affiliated Continuing Investors as to the Fairness of the Merger, page 54
33. Revise the introductory paragraph to describe the requirement that each filing person provide a fairness determination that is consistent with Item 1014(a) of Regulation M-A. Currently you discuss a fairness determination regarding the merger consideration, as opposed to the fairness of the transaction. Please be certain each fairness determination is consistent with Item 1014 in this regard.
34. It appears from the background section that the continuing shareholders did obtain advice from third-party advisors. Please advise or revise the second paragraph accordingly.
35. Revise each of the factors listed to discuss them in reasonable detail. For example, how do they expect the information discussed in the first bullet point to "affect Insight`s profitability," what is the significance of the information disclosed in the second bullet point, etc.
36. Clarify how these filing persons reached their procedural fairness determination despite the absence of certain safeguards discussed in Item 1014 of Regulation M-A.

Projected Financial Information, page 57
37. Revise this disclosure to summarize all projections provided to the financial advisors by management. We note the projections included in the board books provided as exhibits to the Schedule 13E-
3.
38. With a view toward disclosure, provide us the projections as they were presented on April 28, 2005. Tell us how the projections changed in the July 27, 2005 update and why.
39. Tell us why management did not consider "any potential dissolution of the Insight Midwest joint venture" in creating the July 25, 2005 projections. We note the disclosure on page 29 that as of May 10, 2005, the company was aware that Comcast intended to seek dissolution of this joint venture.
40. We note that you have summarized "certain" assumptions upon which the projections are based. Revise to disclose all material assumptions underlying the projections.
41. Eliminate the disclaimer in the second paragraph of this section.
While we do not object to the use of qualifying language with respect to the projections, we believe that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely upon statements made in the proxy statement are unacceptable. Please revise.

Interests of Certain Persons in the Merger, page 58
42. Fill in the blanks in this section in your next amendment.
43. Revise pages 58-9 to describe "Loan Program Exchange Shares" and how and to whom they were issued so that security holders may understand the significance of this disclosure.

Estimated Fees and Expenses, page 60
44. Revise this or another appropriate section of the document to disclose all fee information required by Item 1015 of Regulation M-A with respect to each of the advisors discussed here, to the extent you have not done so. For each, quantify the portion of the compensation which is contingent on the success of the transaction.

Certain United States Federal Income Tax Consequences, page 65
45. Tell us what IRS regulations require you to provide the disclaimer on page 65. If you are referring to Circular 230, provide us your analysis regarding why the requirements of the Circular apply. It appears that this disclosure is required to be filed and therefore exempt from the legend requirement. As such, it appears that the disclaimer is inappropriate and must be deleted.

The Merger Agreement, page 71
46. You state that the "summary of the material terms of the merger agreement . . . is qualified by reference to the complete text of the merger agreement." Please eliminate this disclaimer and the similar disclaimer in the third sentence of this paragraph, as security holders are entitled to rely on your disclosure in the document. Selected Historical Consolidated Financial Data, page 90
47. It is does not appear that you have provided all of the summary financial information required by Item 1010(c) of Regulation M-A. Please revise this section accordingly.
48. Tell us why you believe the pro forma information required by
Item 13(b) of Schedule 13E-3 is not required.

Additional Information, page 99
49. Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference, if necessary. Please confirm that you will do so and revise this section to clarify.
50. We note the multiple disclaimers regarding disclosure of the representations and warranties included in the merger agreement, as well as other information, in the proxy statement, the level of materiality, etc. Please revise this disclosure to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons, the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from (1) the company, and (2) each of the filing persons acknowledging that

* the company/filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company/filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

Please respond to these comments by promptly amending the filings and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes.
Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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J. Kevin Mills, Esq.
Thomas D. Twedt, Esq.
September 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE